Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements
For the six months ended June 30, 2008 and 2007
(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation
Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$15,677	$12,742
Restricted cash	445	969
Royalties receivable	6,994	10,309
Prepaid expenses and other current assets	413	173
	23,529	24,193
Royalty interests in mineral properties, net (note 3)	345,491	333,739
Investments (note 4)	6,575	7,244
Furniture and equipment	123	119
Other long-term assets (note 5)	3,935	19,187
	$379,653	$384,482
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,695	$1,852
Income taxes	1,576	9,854
Future income taxes	8,649	4,850
	11,920	16,556
Senior secured debentures (note 6)	26,251	26,595
Future income taxes	43,479	45,652
	81,650	88,803
Shareholders’ Equity (note 8)
Common shares
Authorized
Unlimited common shares without par value
Issued
78,480,356 (2007 – 78,476,856) common shares	275,464	275,450
Contributed surplus	9,244	8,525
Retained earnings	13,692	11,531
Accumulated other comprehensive income (loss)	(397)	173
	298,003	295,679
	$379,653	$384,482

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Revenues
Royalty revenues	$8,610	$13,207	$18,893	$23,385
Other	-	849	-	849
	8,610	14,056	18,893	24,234

Expenses
Amortization	2,547	2,315	6,006	4,439
Business development	535	422	887	626
General and administrative	1,733	2,055	3,485	3,988
Impairment of royalty interests in mineral properties	-	567	-	851
Royalty taxes	1,597	2,546	3,517	4,487

	6,412	7,905	13,895	14,391

Earnings from operations	2,198	6,151	4,998	9,843

Other income (expense)
Foreign currency gain (loss)	(117)	(1,852)	963	(1,713)
Interest expense	(781)	(740)	(1,564)	(1,375)
Interest income	165	26	316	105

	(733)	(2,566)	(285)	(2,983)

Earnings before income taxes	1,465	3,585	4,713	6,860

Income tax expense (benefit)
Current income tax	(168)	-	(585)	-
Future income tax	706	1,205	1,960	2,315
	538	1,205	1,375	2,315

Net earnings	$927	$2,380	$3,338	$4,545

Basic earnings per share	$0.01	$0.04	$0.04	$0.07

Diluted earnings per share	$0.01	$0.03	$0.04	$0.07

Basic weighted average shares outstanding	78,480,356	67,622,797	78,479,548	65,217,260

Diluted weighted average shares outstanding	79,336,766	70,438,248	79,580,349	67,295,099

International Royalty Corporation
Consolidated Statements of Retained Earnings

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Retained earnings at beginning of period	$12,765	$3,484	$11,531	$2,325
Net earnings for the period	927	2,380	3,338	4,545
Dividends	-	-	(1,177)	(1,006)

Retained earnings at end of period	$13,692	$5,864	$13,692	$5,864

Consolidated Statements of Comprehensive Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Net earnings for the period, before comprehensive income	$927	$2,380	$3,338	$4,545
Unrealized gains (losses) on available for sale investments (note 4)	(227)	796	(669)	796
Future tax effect on unrealized gains	34	(128)	99	(128)

Comprehensive income	$734	$3,048	$2,768	$5,213

International Royalty CorporationInternational Royalty
Corporation
Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars, except per share data)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash flows provided by (used in) operating activities
Earnings for the period	$927	$2,380	$3,338	$4,545
Items not affecting cash
Depreciation and amortization	2,557	2,324	6,025	4,459
Impairment of royalty interest in mineral properties	-	567	-	851
Net earnings for the period, before charges	271	242	538	484
Future income tax expense	706	1,205	1,960	2,315
Non-cash foreign currency (gain) loss	120	1,953	(1,132)	2,178
Stock-based compensation expense	377	340	720	680
Other operating income	-	(849)	-	(849)
Changes in non-cash working capital
(Increase) decrease in royalties receivable	1,361	(2,375)	3,333	(2,864)
(Increase) decrease in prepaid expenses and other current assets	7	203	(240)	(74)
(Increase) decrease in other assets	123	24	78	(5)
Increase (decrease) in accounts payable and accrued liabilities	586	628	(411)	(112)
Decrease in income taxes payable	(7,502)	-	(8,278)	-

	(467)	6,642	5,931	11,608

Cash flows used in investing activities
Acquisition of royalty interests in mineral properties	(41)	(17,564)	(635)	(67,425)
Purchase of furniture and equipment	(23)	-	(23)	(7)
Restricted cash	(2)	(2)	(300)	(19)
Other assets	(638)	(629)	(874)	(637)

	(704)	(18,195)	(1,832)	(68,088)

Cash flows provided by (used in) financing activities
Proceeds from unit offering, net of issuance costs	-	-	-	35,659
Proceeds from exercise of warrants	-	4,037	-	6,268
Proceeds from exercise of stock options	-	162	13	162
Revolving credit facility	-	5,700	-	5,700
Dividends paid	-	-	(1,177)	(1,006)

	-	9,899	(1,164)	46,783

Increase (decrease) in cash and cash equivalents	(1,171)	(1,654)	2,935	(9,697)

Cash and cash equivalents - beginning of period	16,848	3,532	12,742	11,575

Cash and cash equivalents - end of period	$15,677	$1,878	$15,677	$1,878

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

1	Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2	Significant accounting policies

The consolidated financial statements have been prepared using accounting policies generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All significant inter-company transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2007 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing January 1, 2008:

Capital disclosures and financial instruments – disclosures and presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments –Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. See Notes 11 and 12 for further discussion.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year financial statement presentation.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

3	Royalty interests in mineral properties (net)

	Balance at				Balance at
	December 31,				June 30,
(in thousands of US$)	2007	Acquisitions	Impairments	Amortization	2008
Production stage:

Voisey’s Bay	$210,412	$-	$-	$(5,676)	$204,736
Southern Cross	1,348	-	-	(179)	1,169
Williams Mine	928	-	-	(58)	870
Meekatharra	671	-	-	(91)	580
Other	70	-	-	(2)	68

	213,429	-	-	(6,006)	207,423
Development stage:

Pascua	56,513	-	-	-	56,513
Las Cruces	42,144	59	-	-	42,203
Avebury/Melba Flats	-	12,490	-	-	12,490
Gwalia	3,546	-	-	-	3,546
Belahouro	817	-	-	-	817
Belcourt	10	517	-	-	527
Other	283	-	-	-	283

	103,313	13,066	-	-	116,379

Exploration /
Feasibility stage:

Pinson	4,086	49	-	-	4,135
Bell Creek	-	4,029	-	-	4,029
Aviat One	2,211	-	-	-	2,211
High Lake	2,007	-	-	-	2,007
Horizon	1,530	-	-	-	1,530
Tarmoola	1,486	-	-	-	1,486
South Laverton	912	-	-	-	912
Gold Hill	660	10	-	-	670
Merlin Orbit	-	503	-	-	503
Other	4,105	101	-	-	4,206

	16,997	4,692	-	-	21,689

	$333,739	$17,758	$-	$(6,006)	$345,491

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

2008 Royalty Acquisitions

Belcourt Coal Royalty Interests

In April 2007, the Company agreed to acquire from private parties a royalty on the Belcourt metallurgical coal projects located in north eastern British Columbia. The acquisition closed in January 2008 for cash consideration of $500,000. The Belcourt royalty is a 0.103% interest in the Belcourt property, which is a pre-feasibility stage metallurgical coal project. In addition, the Company has agreed to make an additional $0.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Rio Tinto Australian Royalty Interests

On December 21, 2007, the Company entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for $61.5 million in cash, plus a potential contingency payment. In addition to the royalties on the Las Cruces and Avebury projects, the acquisition includes three feasibility-stage and 11 exploration-stage royalties.

This transaction closed in two parts. The acquisition of the eleven non-Australian royalties of the agreement closed on December 21, 2007. The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) (the “Australian Royalties”) closed on June 16, 2008, upon receiving approval from the Australian Foreign Investment Review Board and upon resolution of outstanding rights of first refusal.

The Company paid the full acquisition cost of $61.5 million to Rio Tinto on December 21, 2007. The total cost allocated to the Australian Royalties of $17.1 million (including acquisition costs) were included in other assets as of December 31, 2007 and were transferred to royalty interests in mineral properties on June 16, 2008.

Additionally, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets as of June 30, 2008 and December 31, 2007 and will be transferred to royalty interests in mineral properties upon closing of the transaction. Should the transaction not close, the cash will revert back to the Company and the shares will be cancelled.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and is seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

Impairments

During the three months ended June 30, 2008 and 2007, the Company recorded $0 and $567, respectively, of impairments of royalty interests in mineral properties. During the six months ended June 30, 2008 and 2007, the Company recorded $0 and $851, respectively, of impairments of royalty interests in mineral properties.

4	Investments

Investments consisted of:

	June 30,	December 31,
	2008	2007

Preferred Rocks of Genoa Holding Company, LLC	$6,053	$6,053
Investment in New Horizon Uranium Corporation (“NHU”)	383	1,052
Other	139	139

	$6,575	$7,244

New Horizon Uranium Corporation

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value. The Company recorded an unrealized loss on the investment of $570,000 (net of a tax benefit of $99,000) to comprehensive income during the six months ended June 30, 2008. Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, until the Company disposes of any of its investment.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

5	Other long-term assets

Other assets consisted of:

	June 30,	December 31,
	2008	2007

Consideration and acquisition costs related to the Australian royalties acquired from Rio Tinto (note 3)	$-	$17,058
Advances to CFT Capital Limited	2,033	337
Deferred amounts relating to pending royalty acquisitions (note 3)	835	835
Note receivable - South American Metals	828	810
Other	239	147

	$3,935	$19,187

The Advances to CFT Capital Limited relate to a potential investment in an unrelated Company. The Company expects to close in the third quarter of 2008.

6	Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Interest on the Debentures paid by the Company during the six months ended June 30, 2008 and 2007 was approximately $826,000 and $692,000, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	June 30, 2008		December 31, 2007
	CA	US	CA	US
Senior Secured Debentures payable	$30,000	$29,700	$30,000	$30,582
Unaccreted discount	(2,647)	(2,577)	(3,667)	(2,979)
Unaccreted financing charges	(896)	(872)	(1,240)	(1,008)
	$26,457	$26,251	$25,093	$26,595

The Company’s contractual obligation for future principal payments is one lump sum payment of $29,700,000 (CA$30,000,000) to be made on February 22, 2011. The obligation is denominated in CA$.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

The Debentures as of March 31, 2008 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.99, the exchange rate as of March 31, 2008. The Debentures as of December 31, 2007 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.01940, the exchange rate as of December 31, 2007.

7	Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 29.50% (32.12% in 2007) to loss before income taxes as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Earnings before income taxes	$1,465	$3,585	$4,713	$6,860

Expected income tax expense	$432	$1,152	$1,390	$2,203
Tax effect of:
Change in income tax rates	-	(914)	-	(914)
Stock-based compensation	111	109	212	218
Foreign currency	35	595	(284)	550
Resource adjustment	-	295	-	295
Other	(40)	(32)	57	(37)

Actual income tax expense	$538	$1,205	$1,375	$2,315

8	Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2007	78,476,856	$275,450
Exercise of stock options	3,500	14
Balance at June 30, 2008	78,480,356	$275,464

Activity in contributed surplus was as follows:

(in thousands of US$)	Amount

Balance at December 31, 2007	$8,525
Exercise of stock options	(1)
Stock-based compensation expense	720

Balance at June 30, 2008	$9,244

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

Activity in accumulated other comprehensive income (loss) was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2007	$173
Comprehensive loss	(570)
Balance at June 30, 2008	$(397)

A summary of accumulated other comprehensive income (loss) and retained earnings was as follows:

	June 30,	December 31,
	2008	2007

Unrealized gain (loss) on available for sale investments	$(669)	$203
Future tax effect on unrealized gains	99	(30)

Total other comprehensive income (loss)	(570)	173
Accumulated other comprehensive income – beginning of period	173	-
Retained earnings	13,692	11,531

	$13,295	$11,704

Stock options

During the six months ended June 30, 2008, the Company granted 125,000 stock options valued at approximately $250,000. The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model with an assumed risk free interest rate of 4.0%, expected price volatility of the Company’s common shares of 46.5% and an estimated life of 3.5 years.

The Company recognized stock-based compensation expense of approximately $720,000 and $680,000 for the six months ended June 30, 2008 and 2007, respectively, which is recorded in general and administrative expenses.

During the six months ended June 30, 2008, the Company received proceeds from the exercise of 3,500 stock options totalling $14,000.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

9	Supplemental cash flow information

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash paid for taxes	$7,426	$-	$7,426	$-

During the three months ended June 30, 2008, the Company transferred $17,123 from other assets to royalty interest in mineral properties.

During the three months ended June 30, 2008, the Company transferred $788 from restricted cash to other assets.

10	Financial instruments

Fair value

The fair values of the Company’s restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures as of June 30, 2008 and December 31, 2007 was approximately $27.9 million and $28.4 million, respectively.

Interest expense

Details of interest expense were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Accretion of debenture discount and financing charges	$271	$242	$538	$484
Cash interest expense	408	498	821	891
Commitment and standby fees	102	-	205	-

	$781	$740	$1,564	$1,375

11	Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its royalty interests in mineral properties portfolio, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

In the management of capital, the Company includes the components of shareholders’ equity, senior secured debentures and investments.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its business development plans and operations through its current operating period.

The Company maintains a Revolving Credit Facility in order to provide additional liquidity. The Revolving Credit Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. Pursuant to the Revolving Credit Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement. The Company was in compliance with all required financial ratios as of June 30, 2008 and December 31, 2007.

12	Management of financial risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in various countries throughout the world and revenues and expenses are incurred in foreign currencies such as Canadian dollars, Australian dollars and Euros. A significant change in currency exchange rates could have a significant impact on the Company’s results of operations, financial position or cash flows. The Company’s senior secured debentures are denominated in Canadian dollars which exposes the Company to fluctuations in foreign currency rates. The Company has not hedged its exposure to currency fluctuations; however, bank accounts are maintained in the local currency of several countries in order to minimize the currency exchange rate fluctuations.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
June 30, 2008

Credit risk

Credit risk is the risk that a contracting party will not complete its obligations under a financial instrument and cause the Company to incur a financial loss.

The Company’s cash and cash equivalents are held through large Canadian financial institutions.

The Company’s royalties receivable consist primarily of royalty payments due in accordance with contract agreements with large international mining companies. The Company continually monitors the public filings and websites in order to ensure the financial position of the mining companies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 to the unaudited consolidated financial statements.

Accounts payable and accrued liabilities are due within the current operating period.

The Company’s Senior Secured Debentures are due in one lump sum payment on February 22, 2011.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action, if any, to be taken by the Company.

13	Subsequent events

On August 12, 2008, 3,415,370 warrants to purchase common shares, valued at approximately $1.3 million, expired unexercised. The Company will recognize a current tax expense in August 2008 totalling approximately $200,000 related to the expiration of these warrants.